GalaxyEdge Acquisition Corporation

1185 Avenue of the Americas, Suite 349

New York, NY 10036

January 29, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporate Finance

Re:	GalaxyEdge Acquisition Corporation

Application for Withdrawal

Registration Statement on Form S-1

File No. 333-290899

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, GalaxyEdge Acquisition Corporation, a Cayman Islands exempted company (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (SEC File No. 333-290899), (together with all exhibits thereto, the “Registration Statement”), filed by the Registrant on January 22, 2026.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

We hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Should you have any questions regarding the foregoing request, please contact counsel to the Registrant, Cassi Olson, Celine & Partners, PLLC, 1345 6th Avenue, 2nd Fl, New York, NY 10105 at (212) 612-1400.

Very truly yours,

GalaxyEdge Acquisition Corporation

By:	/s/ Ping Zhang
Ping Zhang
Chief Executive Officer